EXHIBIT 99.1

SUMMARY OF THE SALIENT TERMS OF THE STOCK PURCHASE AGREEMENT AMONG MIH LIMITED, OTV HOLDINGS LIMITED, LIBERTY MEDIA CORPORATION AND ONE OF ITS WHOLLY OWNED SUBSIDIARIES, LDIG OTV, INC.

     1. The stock purchase agreement dated as of May 8, 2002 (the "Agreement"), was entered into between MIH Limited ("MIHL"), OTV Holdings Limited (the "Seller" and, together with MIHL, the "Seller Parties"), Liberty Media Corporation ("Liberty") and a wholly owned subsidiary of Liberty, LDIG OTV, Inc. (the "Subsidiary" and, together with Liberty, the "Purchasers").

     2. In the Agreement, the Seller agreed to sell 365 460 OpenTV A Ordinary Shares to the Subsidiary and 30 206 154 OpenTV B Ordinary Shares to Liberty (together the "Subject Shares") (OpenTV A Ordinary Shares and Open TV B Ordinary Shares are collectively referred to as, the "OpenTV Ordinary Shares").

     3. The purchase price is US$6,05 per Subject Share or an aggregate consideration of approximately US$185 million. The purchase price shall be payable, at the Purchasers' election, in cash or in a combination of cash and delivery of shares of Liberty Stock (being the Series A Common Stock, par value US$0,01 per share of Liberty) ("Liberty Consideration Shares"), provided that the Purchasers shall pay at least 21% (US$6,05 per share or approximately US$38,35 million in aggregate) of the purchase price in cash. The Purchasers shall notify the Seller Parties not less than 1 business day prior to closing as to the portion of the purchase price that will be paid in cash.

     4. If any part of the purchase price is to be paid by the delivery of Liberty Consideration Shares, such Shares shall be represented by newly issued stock certificates registered in the name of the Seller, free and clear of any liens and not subject to any restrictions other than the restrictions imposed by the Agreement, liens and restrictions arising from acts of the Seller Parties or any of their affiliates and restrictions on transfer arising under U.S. federal securities laws and applicable state securities laws. Liberty has agreed to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement covering resales of Liberty Consideration Shares. Liberty has agreed to cause such registration statement to be declared effective on or prior to the 30th day after the Closing Date (as defined below), subject to certain exceptions. On and after the 30th day after the Closing Date, the Seller Parties may dispose of the Liberty Consideration Shares in accordance with applicable securities law. If Liberty has not caused


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          such registration statement to be declared effective by the 30th day after the Closing Date or such registration statement is not available for use in the first 30 days after it has been declared effective, the Seller Parties may be entitled to certain make whole payments depending on the share price of the Liberty Consideration Shares.

     5. Closing is to take place in New York on the second business day following the day on which the last of the conditions precedent (as summarised in paragraphs 18, 19 and 20 below) have been fulfilled or waived (such date, the "Closing Date").

     6. The Agreement contains warranties given by the Seller Parties, jointly and severally, to the Purchasers, which include warranties relating to:

     6.1  the organisational structure of the Seller Parties;

     6.2 the power and authority of each of the Seller Parties to enter into the Agreement;

     6.3  title to the Subject Shares;

     6.4  the organisational structure of OpenTV;

     6.5 the capitalisation of OpenTV (including that the authorised capital stock of OpenTV consists solely of (i) 500 000 000 OpenTV A Ordinary Shares, (ii) 200 000 000 OpenTV B Ordinary Shares; and (iii)
          500 000 000 C Preference Shares whilst, as at 31 March 2002, there were 40 674 256 OpenTV A Ordinary Shares, 30 631 746 OpenTV B Ordinary Shares and no OpenTV Preference Shares issued and outstanding);

     6.6  subsidiaries and affiliates;

     6.7 conflict between the Agreement and laws or any organisational documents or contracts of any of the Seller Parties or their affiliates;

     6.8 OpenTV reports and filings made in the past and in the future with the SEC, OpenTV financial statements, and compliance with the Netherlands Securities laws;

     6.9 the conduct of OpenTV's business and absence of a material adverse change since 31 December 2001;


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                                                                            3.


     6.10 legal proceedings against any member of the MIH Group (defined as the Seller Parties and any controlling affiliate of the Seller Parties, including Naspers Limited and MIH Holdings Limited) or OpenTV or any of OpenTV's subsidiaries or any of their respective assets or properties;

     6.11 contracts affecting the ability of OpenTV to conduct its business as is currently conducted and contracts affected by actions of Liberty;

     6.12 tax;

     6.13 contracts and commitments;

     6.14 licenses and compliance with regulatory requirements;

     6.15 employee benefit plans maintained or contributed to by OpenTV or any of its subsidiaries;

     6.16 other employee matters;

     6.17 interested party transactions;

     6.18 patents, trademarks and similar rights;

     6.19 the completeness of minute books of OpenTV, Corp. and OpenTV, Inc.;

     6.20 brokers' and finders' fees; and

     6.21 the private placement of the Liberty Consideration Shares, if any.

     7. The Agreement also provides for warranties and representations given by the Purchasers, jointly and severally, to the Seller Parties, which includes warranties relating to:

     7.1  the organisational structure of the Purchasers;

     7.2 the power and authority of each of the Purchasers to enter into the Agreement;

     7.3 conflict between the Agreement and laws or any organisational documents or contracts of any of the Purchasers or their subsidiaries;

     7.4  brokers' and finders' fees;


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                                                                            4.


     7.5  the validity of Liberty Consideration Shares;

     7.6  reports and filings made with the SEC;

     7.7  the private placement of the Subject Shares;

     7.8  ownership of the Subsidiary; and

     7.9 the fact that none of the Purchasers is aware of any breach of a representation or warranty given by any of the Seller Parties which would reasonably be expected to prevent the Seller Parties from satisfying the closing conditions to the Agreement.

     8. The Agreement contains a number of obligations relating to the parties' conduct pending closing (i.e. between signature and closing). These include references to the conduct of the business of OpenTV and its subsidiaries and the fact that the Seller Parties undertake not to engage in any discussions or negotiations with any persons directly or indirectly relating to the sale of the Subject Shares or OpenTV, other than as required under the right of first refusal provisions of the existing shareholders' agreement dated 23 October 1999 entered into among the Seller, Sun TSI Subsidiary, Inc. and OpenTV (the "Sun Shareholders' Agreement").

     9. The Agreement contains covenants relating to access to information, confidentiality, publicity and co-operation between the parties, which are customary in a transaction of this nature.

     10. The Agreement also contains reference to tag-along rights which exist under the Investors' Rights Agreement dated 23 October 1999 (the "Investors' Rights Agreement"), entered into between OpenTV, investors specified therein, existing holders specified therein, MIH
          (BVI) Limited and Sun Microsystems, Inc. If the tag-along holders elect in accordance with that agreement to participate in the Agreement in respect of more than an aggregate of 4 205 636 OpenTV Ordinary Shares (the "Estimated Tag-Along Shares") (such surplus being referred to as the "Excess Tag-Along Shares"), then the Sellers shall (a) first reduce the number of Subject Shares they sell in terms of the Agreement which are OpenTV A Ordinary Shares by the lesser of the number of Excess Tag-Along Shares and 365 460 and
          (b) thereafter to the extent the number of Excess Tag-Along Shares exceeds 365 460, reduce the number of Subject Shares the Sellers sell in terms of


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                                                                            5.


          the Agreement which are OpenTV B Ordinary Shares by an amount equal to the difference of (i) the number of Excess Tag-Along Shares minus
          (ii) 365 460. The Purchasers shall however not be required to purchase a number of OpenTV Ordinary Shares in excess of the number of Subject Shares plus the number of Estimated Tag-Along Shares.

     11. The Agreement contains a waiver by the Seller that it shall not exercise or seek to exercise any rights that it may have pursuant to the OpenTV subsidiary stockholders' agreement.

     12. The Agreement contains a 3-year restraint of trade undertaking in terms of which the Seller Parties and their respective parent companies agree not to, directly or indirectly, engage or participate in or acquire an equity interest in any entity which engages or participates in a "restricted business". The term "restricted business" is defined as the business of creating, developing, acquiring (by license or otherwise), marketing, selling or licensing interactive television "runtime" or "middleware" operating software (including related software, related hardware and related software tools) for use by multi-channel television network operators, related hardware suppliers and related application developers and to the extent not set out already, the interactive television business as is conducted at the time of entering into the Agreement and as proposed to be conducted by OpenTV and its subsidiaries. The restraint is subject to a number of exceptions.

     13. The Agreement contains an undertaking that all counterparties to the Agreement will, and the Seller Parties shall use commercially reasonable best efforts to cause OpenTV to, negotiate in good faith and enter into a master carriage agreement effective upon the closing date.

     14. The Agreement contains an undertaking by the Purchasers to use commercially reasonable best efforts to cause OpenTV to honour its obligations to indemnify directors and officers of OpenTV at the time of closing and such former directors and officers of OpenTV for acts or omissions by such directors or officers occurring prior to closing to the extent that such obligations of OpenTV exist for the benefit of the applicable directors and officers on the day of the Agreement pursuant to the terms of the OpenTV Charter, the OpenTV Articles or individual indemnity agreements entered into with a number of such directors.

     15. The Seller Parties grant to OpenTV and its subsidiaries a 3-year world-wide, royalty free, non-exclusive licence to use all intellectual property, owned or freely


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                                                                            6.


          licensable to any member of the MIH Group or its controlled affiliates now or in the future, that is infringed by any OpenTV products and/or services developed by or for OpenTV or any of its subsidiaries prior to the closing date, or as contemplated and proposed to be developed by or for OpenTV or any of its subsidiaries in the 2002 budget. There are a number of carveouts and exceptions to the agreement to provide a royalty free license to OpenTV. In addition, the term "intellectual property" is broadly defined.

     16. Each of the Seller Parties further agrees not to voluntarily initiate, join in or otherwise support any claim against OpenTV, its subsidiaries or their respective directors, officers, customers and suppliers resulting from any alleged infringement by any of OpenTV, its subsidiaries or their respective directors, officers, customers and suppliers of any intellectual property rights owned or enforceable by any Seller Party, which alleged infringement is based on OpenTV continued commercialisation of those products and services developed by or for OpenTV prior to the closing date and as contemplated in the 2002 budget. The covenant not to sue contains a number of exclusions.

     17. During a 36-month period after closing, OpenTV and its subsidiaries shall be granted the opportunity to bid to provide any services to create, develop and author middleware and/or application products in the interactive television field required by any Seller Party or any of their respective controlled affiliates. The requirement for the Seller Parties or their respective controlled affiliates to accept OpenTV's bid is subject to certain conditions. If OpenTV's bid is rejected, it is entitled to certain licensing rights with respect to the technology that is the subject of the bid.

     18. The Seller Parties on behalf of themselves and their controlled affiliates irrevocably release OpenTV, its subsidiaries, directors, officers, customers and suppliers from any and all claims and liabilities that arose or may have arisen as a result of any violation, misappropriation or infringement by any of such parties of the intellectual property owned by the Seller Parties prior to closing.

     19. The obligation of each party to complete the Agreement is subject to a number of conditions which are to be fulfilled (or where appropriate may be waived) prior to 30 August 2002, which include the following:


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                                                                            7.


     19.1 there is no injunction or other regulatory prohibition in place which would prevent the consummation of a transaction as contemplated in the Agreement;

     19.2 the waiting periods for the transactions contemplated in the Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired or been terminated without litigation having been commenced (or if commenced, that is continuing) by the United States Department of Justice or the United States Federal Trade Commission;

     19.3 the deed of transfer of the lock-up agreement between the Seller and OpenTV dated as of November 18, 1999, shall have been duly executed and delivered and shall be in full force and effect;

     19.4 the necessary shareholder and director approvals (including the approvals of the board and shareholders of MIH Holdings Limited) have been obtained; and

     19.5 all specified regulatory approvals and consents having been obtained or waived as the case may be, including approval for the listing of the Liberty Consideration Shares, if any, on the New York Stock Exchange.

     20. The obligations of the Seller Parties are further subject to a number of additional conditions to be fulfilled (or where appropriate may be waived) prior to 30 August 2002, which include:

     20.1 the Purchasers shall have performed and complied in all material respects with their respective obligations and representations under the Agreement and the Seller Parties shall have received a certificate executed on behalf of Liberty and the Subsidiary specifying that the conditions precedent summarised in this paragraph 20.1 have been fulfilled;

     20.2 all necessary contract consents and notices which, if they were not obtained or given, would have individually or in the aggregate, a material adverse effect on MIHL and its subsidiaries taken as a whole, shall have been obtained or given;

     20.3 all necessary regulatory approvals, waivers and consents which, if they were not obtained or given, would have individually or in the aggregate, a material


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                                                                            8.


          adverse effect on MIHL or its subsidiaries taken as a whole, shall have been obtained or given; and

     20.4 the Seller Parties having received the written opinion of Baker Botts L.L.P. (US legal counsel to the Purchasers).

     21. The obligations of the Purchasers are also subject to a number of additional conditions to be fulfilled (or where appropriate may be waived) prior to 30 August 2002, which include:

     21.1 the Seller Parties shall have performed and complied in all material respects with their respective obligations and representations under the Agreement and the Purchasers shall have received a certificate executed on behalf of the Seller Parties certifying that the conditions precedent summarised in this paragraph 21.1 have been fulfilled;

     21.2 all necessary contract consents and notices, which if not obtained or given, would have, individually or in the aggregate, a material adverse effect on the Purchasers or on OpenTV and its subsidiaries, taken as a whole, shall have been obtained or given;

     21.3 certain OpenTV contracts shall be in full force and effect prior to closing;

     21.4 all necessary regulatory approvals, waivers or consents which, if they were not obtained or given, would have individually or in the aggregate, a material adverse effect on the Purchasers or on OpenTV and its subsidiaries taken as a whole, shall have been obtained or given;

     21.5 no material legal proceedings shall be pending or threatened involving OpenTV or any of its subsidiaries or any of the Subject Shares or relating to the transactions contemplated by the Agreement and no law or injunction issued by a court or governmental entity shall be in effect that would impose on Liberty or its subsidiaries, as a result of the consummation of the transactions contemplated by the Agreement, any obligation that would be materially burdensome to Liberty and its subsidiaries;

     21.6 there shall not have occurred any material adverse change with respect to OpenTV or its business since the date of the Agreement;


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                                                                            9.


      21.7 Sun TSI Subsidiary, Inc. shall have waived all of its rights pursuant to the Sun Shareholders' Agreement;

      21.8 the agreement among Craig Opperman, MILH and OpenTV shall have been executed and delivered and shall be in full force and effect;

      21.9  OpenTV shall have filed its annual report with the SEC;

      21.10 each of the relevant parent companies has complied with their respective covenants set forth in undertaking letters required to be performed and complied with by each of them prior to closing;

      21.11 the Purchasers shall have received a duly executed manager's certificates signed by OpenTV senior management;

      21.12 the Purchasers shall have received the written opinion of Harney Westwood & Riegels (British Virgin Islands counsel to the Sellers);

      21.13 the agreement entered into between OpenTV and Jan Steenkamp on 10 April 2001 shall have been terminated with no liability whatsoever to OpenTV or any of its subsidiaries;

      21.14 any amount owed by any member of the MIH Group of any of their controlled affiliates (other than OpenTV or any of its subsidiaries) to OpenTV or any of its subsidiaries that are past due should have been paid in full; and

      21.15 the master carriage agreement shall have been executed and delivered and be in full force and effect.

      22. The Agreement also contains a number of termination provisions which include allowing the party in breach 30 days within which to remedy such breach.

      23. The Agreement may further be terminated if closing has not occurred by 30 August 2002. If termination results from certain breaches, then the Seller Parties must pay a fee to the Purchasers or reimburse them for their expenses.

      24. If the Agreement is terminated by Liberty as a result of, inter alia, a breach by any of the Seller Parties, and if any thereafter of the Seller Parties enter into an alternate transaction with respect to the Subject Shares or OpenTV enters into an extraordinary transaction prior to or within 18 months of the date of such


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                                                                           10.


            termination or if the Seller Parties tender any of the Subject Shares in any tender offer, exchange of or similar transaction commencing prior to or within 18 months after the date of such termination, then the Seller Parties shall, jointly and severally, pay to the Purchasers an aggregate amount in cash equal to the product of (X)(i) the highest per share purchase price (in US dollars) to be received by the Seller Parties or their affiliates in such other transaction less (ii) the per share price, multiplied by (Y) the number of Subject Shares that were to have been purchased by the Purchasers pursuant to this Agreement.

      25. The Agreement contains a limitation of the respective parties' maximum liability for breaches of most representations or pre-closing covenants to an amount of US$35 million.

      26. The Agreement contains a number of customary, general provisions including counterparts, severability, and no waiver. The Agreement is subject to the laws of the State of New York. Trial by jury is excluded.